Securities Act File No. 333-192305
Investment Company Act File No. 811-22912

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      /X/

PRE-EFFECTIVE AMENDMENT NO.  /   /

POST-EFFECTIVE AMENDMENT NO. 22         /X/

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      /X/

AMENDMENT NO. 25     /X/

(Check appropriate box or boxes.)

__________________________________________________________________

DREYFUS BNY MELLON FUNDS, INC.
(Exact Name of Registrant as Specified in its Charter)

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York  10166
(Address of Principal Executive Offices)  (Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 922-6000

Jeff Prusnofsky, Esq.
200 Park Avenue
New York, New York 10166
(Name and Address of Agent for Service)

Copy To:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Part C to the Registration Statement (including signature page).

3.	Exhibit (p)(i) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file the code of ethics of the Registrant, Dreyfus, EACM, Newton and Standish as Exhibit (p)(i) to Item 28 to the Registration Statement on Form N-1A.  This Post-Effective Amendment does not modify any other part of the Registration Statement.

DREYFUS BNY MELLON FUNDS, INC.

PART C
OTHER INFORMATION

Item 28.	Exhibits

(a)(i)	Registrant’s Articles of Incorporation are incorporated by reference to Exhibit (a)(i) of the Registration Statement on Form N-1A, filed on November 13, 2013.

(a)(ii)	Articles Supplementary are incorporated by reference to Exhibit (a)(ii) of the Registration Statement on Form N-1A, filed on November 13, 2013.

(a)(iii)
Articles Supplementary are incorporated by reference to Exhibit (a)(iii) of Post-Effective Amendment No. 6 to the Registration Statement on Form N1-A, filed on March 19, 2014 (“Post-Effective Amendment No. 6”).

(a)(iv)
Articles Supplementary are incorporated by reference to Exhibit (a)(iii) of Post-Effective Amendment No. 4 to the Registration Statement on Form N1-A, filed on February 18, 2014 (“Post-Effective Amendment No. 4”).

(a)(v)	Articles Supplementary are incorporated by reference to Exhibit (a)(v) of Post-Effective Amendment No. 21, filed on February 26, 2015 (“Post-Effective Amendment No. 21”).

(a)(vi)
Articles of Amendment are incorporated by reference to Exhibit (a)(v) of Post-Effective Amendment No. 16 to the Registration Statement on Form N 1-A, filed on November 24, 2014 (“Post-Effective Amendment No. 16”).

(a)(vii)	Articles Supplementary are incorporated by reference to Exhibit (a)(vi) of Post-Effective Amendment No. 16.

(b)
Registrant’s By-Laws are incorporated by reference to Exhibit (b) of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-1A, filed on January 22, 2014 (“Pre-Effective Amendment No. 4”).

(c)	Not applicable.

(d)(i)
Management Agreement for Dreyfus Global Emerging Markets Fund, Dreyfus Yield Enhancement Strategy Fund and Dreyfus Emerging Markets Debt U.S. Dollar Fund is incorporated by reference to Exhibit (d)(i) of Post-Effective Amendment No. 16.

(d)(ii)
Sub-Investment Advisory Agreement for Dreyfus Global Emerging Markets Fund between The Dreyfus Corporation (“Dreyfus”) and Newton Capital Management Limited (“Newton”) is incorporated by reference to Exhibit (d)(ii) of Pre-Effective Amendment No. 4.

(d)(iii)
Management Agreement for Dreyfus Alternative Diversifier Strategies Fund, Dreyfus Select Managers Long/Short Fund and Dreyfus TOBAM Emerging Markets Fund is incorporated by reference to Exhibit (d)(iii) of Post-Effective Amendment No. 6.

(d)(iv)
Portfolio Allocation Management Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and EACM Advisors LLC (“EACM”) is incorporated by reference to Exhibit (d)(iv) of Post-Effective Amendment No. 6.

(d)(v)
Sub-Investment Advisory Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and Kingsford Capital Management, LLC (“Kingsford”) is incorporated by reference to Exhibit (d)(v) of Post-Effective Amendment No. 21.

(d)(vi)
Sub-Investment Advisory Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and Owl Creek Asset Management, L.P. (“Owl Creek”) is incorporated by reference to Exhibit (d)(v) of Post-Effective Amendment No. 6.

(d)(vii)
Sub-Investment Advisory Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and Sirios Capital Management, L.P. (“Sirios”) is incorporated by reference to Exhibit (d)(vii) of Post-Effective Amendment No. 6.

(d)(viii)
Sub-Investment Advisory Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and Standard Pacific Capital, LLC (“Standard Pacific”) is incorporated by reference to Exhibit (d)(viii) of Post-Effective Amendment No. 21.

(d)(ix)
Sub-Investment Advisory Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and Three Bridges Capital, LP (“Three Bridges”) is incorporated by reference to Exhibit (d)(ix) of Post-Effective Amendment No. 21.

(d)(x)
Sub-Investment Advisory Agreement for Dreyfus Select Managers Long/Short Fund between Dreyfus and Union Point Advisors, LLC (“Union Point”) is incorporated by reference to Exhibit (d)(viii) of Post-Effective Amendment No. 6.

(d)(xi)	Sub-Investment Advisory Agreement for Dreyfus TOBAM Emerging Markets Fund between Dreyfus and TOBAM S.A.S. (“TOBAM”) is incorporated by reference to Exhibit (d)(ix) of Post-Effective Amendment No. 6.

(d)(xii)
Sub-Investment Advisory Agreement for Dreyfus Emerging Markets Debt U.S. Dollar Fund between Dreyfus and Standish Mellon Asset Management Company LLC (“Standish”) is incorporated by reference to Exhibit (d)(x) of Post-Effective Amendment No. 16.

(e)(i)	Distribution Agreement is incorporated by reference to Exhibit (e) of Pre-Effective Amendment No. 4.

(e)(ii)	Form of Broker-Dealer Selling Agreement is incorporated by reference to Exhibit (e)(ii) of Post-Effective Amendment No. 21.

(e)(iii)	Form of Bank Selling Agreement is incorporated by reference to Exhibit (e)(iii) of Post-Effective Amendment No. 21.

(f)	Not applicable.

(g)	Custody Agreement is incorporated by reference to Exhibit (g) of Pre-Effective Amendment No. 4.

(h)(i)	Transfer Agency Agreement is incorporated by reference to Exhibit (h)(i) of Pre-Effective Amendment No. 4.

(h)(ii)	Shareholder Services Plan is incorporated by reference to Exhibit (h)(ii) of Post-Effective Amendment No. 16.

(i)(i)	Opinion and Consent of Stroock & Stroock & Lavan LLP is incorporated by reference to Exhibit (i)(i) of Pre-Effective Amendment No. 4.

(i)(ii)	Opinion and Consent of Venable LLP is incorporated by reference to Exhibit (i)(ii) of Pre-Effective Amendment No. 4.

(j)	Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit (j) of Post-Effective Amendment No. 21.

(k)	None.

(l)	Not applicable.

(m)	Distribution Plan (Rule 12b-1 Plan) is incorporated by reference to Exhibit (m) of Post-Effective Amendment No. 16.

(n)	Rule 18f-3 Plan is incorporated by reference to Exhibit (n) of Post-Effective Amendment No. 16.

(p)(i)	Code of Ethics of Registrant, Dreyfus, EACM, Newton and Standish.*

(p)(ii)	Code of Ethics adopted by the Non-Management Board Members of the Dreyfus Family of Funds is incorporated by reference to Exhibit (p)(ii) of Pre-Effective Amendment No. 4.

(p)(iii)	Code of Ethics of Kingsford is incorporated by reference to Exhibit (p)(iii) of Post-Effective Amendment No. 21.

(p)(iv)	Code of Ethics of Owl Creek is incorporated by reference to Exhibit (p)(iii) of Post-Effective Amendment No. 6.

(p)(v)	Code of Ethics of Sirios is incorporated by reference to Exhibit (p)(v) of Post-Effective Amendment No. 6.

(p)(vi)	Code of Ethics of Standard Pacific is incorporated by reference to Exhibit (p)(vi) of Post-Effective Amendment No. 21.

(p)(vii)	Code of Ethics of Three Bridges is incorporated by reference to Exhibit (p)(vii) of Post-Effective Amendment No. 21.

(p)(viii)	Code of Ethics of Union Point is incorporated by reference to Exhibit (p)(vi) of Post-Effective Amendment No. 6.

(p)(ix)	Code of Ethics of TOBAM is incorporated by reference to Exhibit (p)(vii) of Post-Effective Amendment No. 6.

Other Exhibits
(1)	Powers of Attorney, incorporated by reference to Exhibit (1) of Pre-Effective Amendment No. 4.

(2)	Certificate of Assistant Secretary, incorporated by reference to Exhibit (2) of Pre-Effective Amendment No. 4.
__________________________

*           Filed herewith.

Item 29.	Persons Controlled by or Under Common Control with Registrant

None.

Item 30.	Indemnification

The Registrant’s charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant.  The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorneys’ fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant.  These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940, that no board member or officer of the Registrant may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office.  Reference is hereby made to the following:

Article Seventh of the Registrant’s Articles of Incorporation and any amendments thereto, Article VIII of the Registrant’s By-Laws and Section 2-418 of the Maryland General Corporation Law.

Item 31.	Business and Other Connections of Investment Adviser

Dreyfus and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. Dreyfus also serves as sub-investment adviser to and/or administrator of other investment companies. MBSC Securities Corporation, a wholly-owned subsidiary of Dreyfus, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Dreyfus and of other investment companies for which Dreyfus acts as an investment adviser, sub-investment adviser or administrator.

(a)	Officers and Directors of Investment Adviser

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

J. Charles Cardona President and Director	MBSC Securities Corporation++	Director Executive Vice President	6/07 - Present 6/07 - Present

	BNY Mellon Liquidity Funds plc+	Director	4/06 - Present
	Certain Dreyfus Funds	Executive Vice President Director	2/00 - Present 2/14 - Present

Diane P. Durnin Vice Chair and Director	None

Bradley J. Skapyak Chief Operating Officer and Director	MBSC Securities Corporation++	Executive Vice President	6/07 - Present
	The Bank of New York Mellon***	Senior Vice President	4/07 - Present

	The Dreyfus Family of Funds++	President	1/10 - Present

	Dreyfus Transfer, Inc. ++	Chairman Director	5/11 - Present 5/10 - Present

Gary Pierce Controller	The Bank of New York Mellon****	Vice President	7/08 - Present

	BNY Mellon, National Association +	Vice President	7/08 - Present

	Laurel Capital Advisors, LLP+	Chief Financial Officer	5/07 - Present

	MBSC Securities Corporation++	Director Chief Financial Officer	6/07 - Present 6/07 - Present

	Dreyfus Transfer, Inc. ++	Chief Financial Officer Treasurer	7/05 - Present 5/11- Present

	Dreyfus Service Organization, Inc.++	Treasurer	7/05 - Present

	Seven Six Seven Agency, Inc. ++	Treasurer	4/99 - Present

Joseph W. Connolly Chief Compliance Officer	The Dreyfus Family of Funds++	Chief Compliance Officer	10/04 - Present
	Laurel Capital Advisors, LLP+	Chief Compliance Officer	4/05 - Present
	BNY Mellon Funds Trust++	Chief Compliance Officer	10/04 - Present
	MBSC Securities Corporation++	Chief Compliance Officer	6/07 - Present

Christopher O’Connor Chief Administrative Officer	MBSC Securities Corporation++	Executive Vice President	12/11 - Present

John Pak Chief Legal Officer	The BNY Mellon Corporation***	Deputy General Counsel, Investment Management	8/14 - Present

Charles Doumar Vice President – Tax	Asset Recovery II, LLC****	Assistant Treasurer	9/13 - Present
	Asset Recovery III, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery IV, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery V, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery VII, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery XIII, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XIV, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XIX, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XV, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XVI, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XVII, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XVIII, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XX, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XXI, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XXII, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XXIII, LLC****	Assistant Treasurer	7/13 - Present

	BNY Mellon Investments CTA, LLC****	Assistant Treasurer	9/13 - Present

	BNY Mellon Trust of Delaware+	Assistant Treasurer	11/13 - Present

	IVY Asset Management LLC+	Assistant Treasurer	9/13 - Present

	Mellon Hedge Advisors, LLC****	Assistant Treasurer	10/13 - Present

	MUNB Loan Holdings, LLC****	Assistant Treasurer	10/13 - Present

	484Wall Capital Management LLC****	Assistant Treasurer – Tax	10/13 - Present

	Airlease Incorporated****	Assistant Treasurer – Tax	7/13 - Present
	Albridge Solutions, Inc.+++++	Assistant Treasurer – Tax	7/13 - Present

	Allomon Corporation†	Assistant Treasurer – Tax	5/13 - Present

	AP Residential Realty, Inc. +	Assistant Treasurer – Tax	8/13 - Present

	APT Holdings Corporation++++	Assistant Treasurer – Tax	11/13 - Present

	AURORA-IRE, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	B.I.E. Corporation+	Assistant Treasurer – Tax	12/13 – Present

	B.N.Y. Holdings (Delaware) Corporation††	Assistant Treasurer – Tax	4/13 - Present

	BNY Capital Corporation****	Assistant Treasurer – Tax	9/13 - Present

	BNY Capital Markets Holdings, Inc.****	Assistant Treasurer – Tax	9/13 - Present

	BNY Capital Resources Corporation****	Assistant Treasurer – Tax	3/13 - Present

	BNY Cargo Holdings LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Catair LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Falcon Three Holding Corp.****	Assistant Treasurer – Tax	7/13 - Present

	BNY Foreign Holdings, Inc.****	Assistant Treasurer – Tax	10/13 - Present

	BNY Gator LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Hitchcock Holdings LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Housing I Corp.****	Assistant Treasurer – Tax	7/13 - Present

	BNY Housing II LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY ITC Leasing, LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Lease Equities (Cap Funding) LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Lease Holdings LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Lease Partners LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Leasing Edge Corporation****	Assistant Treasurer – Tax	7/13 - Present

	BNY Mellon Alternative Investments Holdings LLC****	Assistant Treasurer – Tax	10/13 - Present

	BNY Mellon Capital Markets, LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Mellon Clearing Holding Company, LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Mellon Fixed Income Securities, LLC****	Assistant Treasurer – Tax	8/13 - Present

	BNY Mellon Trust Company of Illinois+	Assistant Treasurer – Tax	3/13 - Present

	BNY Mezzanine Funding LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Mezzanine Holdings LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Mezzanine Non NY Funding LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Mezzanine NY Funding LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Partnership Funding LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Rail Maintenance LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Recap I, LLC****	Assistant Treasurer – Tax	9/13 - Present

	BNY Salvage Inc.****	Assistant Treasurer – Tax	3/13 - Present

	BNY Waterworks, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	BNY Wings, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	BNYM GIS Funding I LLC****	Assistant Treasurer – Tax	6/13 - Present

	BNYM GIS Funding III LLC****	Assistant Treasurer – Tax	6/13 - Present

	BNY-N.J. I Corp.****	Assistant Treasurer – Tax	4/13 - Present

	BNY-N.J. II Corp.****	Assistant Treasurer – Tax	4/13 - Present

	Boston Safe Deposit Finance Company, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	CenterSquare Investment Management Holdings, Inc.****	Assistant Treasurer – Tax	12/13 - Present

	CenterSquare Investment Management, Inc.****	Assistant Treasurer – Tax	12/13 - Present

	Hamilton Floating Rate Fund Holdings, LLC****	Assistant Treasurer – Tax	5/13 - Present

	IRE-1, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	IRE-AC, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	IRE-BC, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	IRE-SB, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	Island Waterworks, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	ITCMED, Inc.****	Assistant Treasurer – Tax	6/13 - Present

	JRHC 1998A LLC****	Assistant Treasurer – Tax	12/13 - Present

	Lease Equities (Texas) Corporation****	Assistant Treasurer – Tax	7/13 - Present

	Madison Pershing LLC****	Assistant Treasurer – Tax	6/13 - Present

	MAM (MA) Holding Trust*	Assistant Treasurer – Tax	8/13 - Present

	MBC Investments Corporation†††	Assistant Treasurer – Tax	11/13 - Present

	MCDI (Holdings) LLC****	Assistant Treasurer – Tax	9/13 - Present

	MELDEL Leasing Corporation Number 2, Inc. †††	Assistant Treasurer – Tax	9/13 - Present

	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/13 - Present

	Mellon Financial Services Corporation #4+	Assistant Treasurer – Tax	9/13 - Present

	Mellon Leasing Corporation+	Assistant Treasurer – Tax	7/13 - Present

	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/13 - Present

	Mellon Properties Company*****	Assistant Treasurer – Tax	8/13 - Present

	National Residential Assets Corp.****	Assistant Treasurer – Tax	4/13 - Present

	New GSM Holding Corporation****	Assistant Treasurer – Tax	7/13 - Present

	Northern Waterworks, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	One Wall Street Corporation****	Assistant Treasurer – Tax	11/13 - Present

	Pareto New York LLC++	Assistant Treasurer – Tax	11/13 - Present

	PAS Holdings LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing Advisor Solutions LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing Group LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing Investments LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing LLC****	Assistant Treasurer – Tax	7/13 - Present

	TBC Securities Co., Inc.+	Assistant Treasurer – Tax	6/13 - Present

	TBCAM, LLC****	Assistant Treasurer – Tax	10/13 - Present

	Technology Services Group, Inc.****	Assistant Treasurer – Tax	9/13 - Present

	Tennessee Processing Center LLC+	Assistant Treasurer – Tax	9/13 - Present

	The Bank of New York Consumer Leasing Corporation****	Assistant Treasurer – Tax	7/13 - Present

	The Boston Company Asset Management, LLC****	Assistant Treasurer – Tax	8/13 - Present

	USPLP, Inc.****	Assistant Treasurer – Tax	10/13 - Present

	MBNA Institutional PA Services LLC****	Treasurer	7/13 - Present

	MBNA PW PA Services LLC****	Treasurer	7/13 - Present

	Stanwich Insurance Agency, Inc.****	Treasurer	12/13 - Present

	BNY Aurora Holding Corp.****	Vice President	11/13 - Present

	Agency Brokerage Holding LLC****	Vice President – Tax	6/13 - Present

	BNY Community Development Enterprises Corp.****	Vice President – Tax	4/13 - Present

	Asset Recovery I, LLC****	Assistant Treasurer	9/13 - 11/13

	Asset Recovery VI, LLC****	Assistant Treasurer	9/13 - 11/13

	Asset Recovery XII, LLC****	Assistant Treasurer	3/13 - 11/13

Jill Gill Vice President – Human Resources	MBSC Securities Corporation++	Vice President	6/07 - Present
	The Bank of New York Mellon****	Vice President	7/08 - Present

	BNY Mellon, National Association+	Vice President	7/08 - Present

Tracy A. Hopkins Vice President - Cash Strategies	MBSC Securities Corporation++	Senior Vice President	2/08 - Present

Anthony Mayo Vice President – Information Systems	None

Kathleen Geis Vice President	BNY Mellon, National Association+	Managing Director	7/09 - Present
	BNY Mellon Distributors Holdings, Inc.+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Investment Servicing (US) Inc.+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Trust Company of Illinois+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Trust of Delaware+	Vice President – Real Estate	7/11 - Present
	Eagle Investment Systems LLC+	Vice President – Real Estate	7/11 - Present
	Ivy Asset Management LLC+	Vice President – Real Estate	7/11 - Present
	Mellon Capital Management Corporation**	Vice President – Real Estate	7/11 - Present
	Mellon Financial Services Corporation #1+	Vice President – Real Estate	7/11 - Present
	Mellon Holdings LLC+	Vice President – Real Estate	7/11 - Present
	Mellon Investor Services LLC+	Vice President – Real Estate	7/11 - Present
	Pareto New York LLC****	Vice President – Real Estate	7/11 - Present
	SourceNet Solutions, Inc.+	Vice President – Real Estate	7/11 - Present
	Technology Services Group, Inc.+	Vice President – Real Estate	7/11 - Present
	Tennessee Processing Center LLC+	Vice President – Real Estate	7/11 - Present
	The Bank of New York Mellon Trust Company, National Association+	Vice President – Real Estate	7/11 - Present
	Alcentra US, Inc. ++	Vice President – Real Estate	7/11 - Present
	BNY Mellon Capital Markets LLC++	Vice President – Real Estate	7/11 - Present
	Pershing LLC****	Vice President – Real Estate	7/11 - Present
	The Bank of New York Mellon+	Managing Director	7/09 - Present
	MBNA Institutional PA Services, LLC+	Managing Director	7/09 - Present
Claudine Orloski Vice President	Dreyfus Service Organization	Vice President - Tax	8/14 - Present
	MBSC Securities Corporation	Vice President - Tax	2/12 - Present
	Asset Recovery II, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery III, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery IV, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery IX, LLC***	Assistant Treasurer	2/11 - Present
	Asset Recovery V, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery VII, LLC***	Assistant Treasurer	2/11 - Present
	Asset Recovery X, LLC***	Assistant Treasurer	2/11 - Present
	Asset Recovery XIII, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XIV, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XIX, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XV, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XVI, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XVII, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XVIII, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XX, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XXI, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XXII, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XXIII, LLC***	Assistant Treasurer	7/11 - Present
	BNY Mellon Investments CTA, LLC*	Assistant Treasurer	9/13 - Present
	BNY Mellon Trust of Delaware#	Assistant Treasurer	11/11 - Present
	Mellon Hedge Advisors, LLC*	Assistant Treasurer	10/11 - Present
	Mellon Holdings LLC++	Assistant Treasurer	12/11 - Present
	MUNB Loan Holdings, LLC***	Assistant Treasurer	10/11 - Present
	484 Wall Capital Management LLC	Assistant Treasurer –Tax	10/13 - Present
	Airlease Incorporated†††	Assistant Treasurer –Tax	7/11 - Present
	Albridge Solutions, Inc.††††	Assistant Treasurer –Tax	6/11 - Present
	Alcentra NY, LLC++	Assistant Treasurer – Tax	10/12 - Present
	Alcentra US, Inc ††††	Assistant Treasurer – Tax	10/11 - Present
	Allomon Corporation†	Assistant Treasurer – Tax	5/12 - Present
	Alternative Holdings I, LLC***	Assistant Treasurer – Tax	1/13 - Present
	Alternative Holdings II, LLC***	Assistant Treasurer – Tax	1/13 - Present
	AP Residential Realty, Inc.†††††	Assistant Treasurer – Tax	8/11 - Present
	APT Holdings Corporation#	Assistant Treasurer – Tax	12/11 - Present
	AURORA-IRE, INC.†††	Assistant Treasurer – Tax	7/11 - Present
	B.N.Y. Holdings (Delaware) Corporation#	Assistant Treasurer – Tax	4/12 - Present
	BNY Administrative Services LLC***	Assistant Treasurer – Tax	12/11 - Present
	BNY Alcentra Group Holdings, Inc.††††††	Assistant Treasurer – Tax	3/13 - Present
	BNY Capital Corporation***	Assistant Treasurer – Tax	11/11 - Present
	BNY Capital Funding LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Capital Markets Holdings, Inc.***	Assistant Treasurer – Tax	11/ 11 - Present
	BNY Capital Resources Corporation#######	Assistant Treasurer – Tax	7/11 - Present
	BNY Cargo Holdings LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Catair LLC†††	Assistant Treasurer – Tax	7/11 - Present
	BNY Falcon Three Holding Corp.***	Assistant Treasurer – Tax	7/11 - Present
	BNY Foreign Holdings, Inc.***	Assistant Treasurer – Tax	9/11 - Present
	BNY Gator LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Hitchcock Holdings LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Housing I Corp.†††	Assistant Treasurer – Tax	7/11 - Present
	BNY Housing II LLC***	Assistant Treasurer – Tax	10/11 - Present
	BNY Investment Management Services LLC#	Assistant Treasurer – Tax	7/11 - Present
	BNY ITC Leasing, LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Lease Equities (Cap Funding) LLC########	Assistant Treasurer – Tax	7/11 - Present
	BNY Lease Partners LLC***	Assistant Treasurer – Tax	9/11 - Present
	BNY Leasing Edge Corporation***	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Alternative Investments Holdings LLC***	Assistant Treasurer – Tax	10/13 - Present
	BNY Mellon Capital Markets, LLC	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Clearing Holding Company, LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Clearing, LLC***	Assistant Treasurer – Tax	6/11 - Present
	BNY Mellon Community Development Corporation 	Assistant Treasurer – Tax	10/11 - Present
	BNY Mellon Distributors Holdings Inc.#	Assistant Treasurer – Tax	7/12 - Present
	BNY Mellon Fixed Income Securities, LLC***	Assistant Treasurer – Tax	8/12 - Present
	BNY Mellon Investment Servicing (US) Inc.#	Assistant Treasurer – Tax	3/11 - Present
	BNY Mellon Investment Servicing Trust Company#	Assistant Treasurer – Tax	3/11 - Present
	BNY Mellon Performance & Risk Analytics, Inc. (US) 	Assistant Treasurer – Tax	10/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Transition Management Advisors, LLC**	Assistant Treasurer – Tax	5/13 - Present
	BNY Mellon Trust Company of Illinois*****	Assistant Treasurer – Tax	3/11 - Present
	BNY Mezzanine Funding LLC******	Assistant Treasurer – Tax	6/11 - Present
	BNY Mezzanine Holdings LLC******	Assistant Treasurer – Tax	5/11 - Present
	BNY Mezzanine Non NY Funding LLC******	Assistant Treasurer – Tax	6/11 - Present
	BNY Mezzanine NY Funding LLC******	Assistant Treasurer – Tax	6/11 - Present
	BNY Partnership Funding LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Rail Maintenance LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Real Estate Holdings LLC***	Assistant Treasurer – Tax	4/11 - Present
	BNY Recap I, LLC#	Assistant Treasurer – Tax	11/11 - Present
	BNY Salvage Inc.***	Assistant Treasurer – Tax	3/11 - Present
	BNY Waterworks, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	BNY Wings, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	BNY XYZ Holdings LLC***	Assistant Treasurer – Tax	5/11 - Present
	BNYM CSIM Funding LLC+++	Assistant Treasurer – Tax	7/14 - Present
	BNYM GIS Funding I LLC***	Assistant Treasurer – Tax	6/12 - Present
	BNYM GIS Funding III LLC***	Assistant Treasurer – Tax	6/12 - Present
	BNY-N.J. I Corp.***	Assistant Treasurer	4/11 - Present
	BNY-N.J. II Corp.***	Assistant Treasurer – Tax	4/11 - Present
	Boston Safe Deposit Finance Company, Inc.*	Assistant Treasurer – Tax	7/11 - Present
	CenterSquare Investment Management Holdings, Inc.+++	Assistant Treasurer – Tax	2/13 - Present
	CenterSquare Investment Management, Inc.+++	Assistant Treasurer – Tax	2/13 - Present
	Colson Services Corp.	Assistant Treasurer – Tax	2/11 - Present
	EACM Advisors LLC	Assistant Treasurer – Tax	4/14 - Present
	Eagle Access LLC 	Assistant Treasurer – Tax	1/12 - Present
	Eagle Investment Systems LLC 	Assistant Treasurer – Tax	1/12 - Present
	ECM DE, LLC***	Assistant Treasurer – Tax	3/11 - Present
	GIS Holdings (International) Inc.#	Assistant Treasurer – Tax	4/12 - Present
	Hamilton Floating Rate Fund Holdings, LLC***	Assistant Treasurer – Tax	5/11 - Present
	HedgeMark International, LLC##	Assistant Treasurer – Tax	5/14 - Present
	iNautix (USA) LLC###	Assistant Treasurer – Tax	7/12 - Present
	IRE-1, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	IRE-AC, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	IRE-BC, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	IRE-SB, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	Island Waterworks, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	ITCMED, Inc.***	Assistant Treasurer – Tax	6/11 - Present
	JRHC 1998A LLC####	Assistant Treasurer – Tax	12/11 - Present
	Lease Equities (Texas) Corporation#####	Assistant Treasurer – Tax	7/11 - Present
	Lockwood Advisors, Inc.######	Assistant Treasurer – Tax	3/11 - Present
	Lockwood Solutions, Inc.######	Assistant Treasurer – Tax	3/11 - Present
	Madison Pershing LLC###	Assistant Treasurer – Tax	4/11 - Present
	MAM (MA) Holding Trust*	Assistant Treasurer – Tax	8/11 - Present
	MBC Investments Corporation#	Assistant Treasurer – Tax	11/11 - Present
	MBNA Institutional PA Services LLC+	Assistant Treasurer – Tax	7/12 - Present
	MBNA PW PA Services LLC+	Assistant Treasurer – Tax	7/12 - Present
	MCDI (Holdings) LLC***	Assistant Treasurer – Tax	8/11 - Present
	MELDEL Leasing Corporation Number 2, Inc.#	Assistant Treasurer – Tax	8/11 - Present
	Mellon Capital Management Corporation**	Assistant Treasurer – Tax	10/13 - Present
	Mellon EFT Services Corporation†††††	Assistant Treasurer – Tax	2/11 - Present
	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/11 - Present
	Mellon Financial Services Corporation #4+	Assistant Treasurer – Tax	12/11 - Present
	Mellon Funding Corporation+	Assistant Treasurer – Tax	12/11 - Present
	Mellon Global Investing Corp.+	Assistant Treasurer – Tax	5/11 - Present
	Mellon International Leasing Company#	Assistant Treasurer – Tax	7/11 - Present
	Mellon Leasing Corporation+	Assistant Treasurer – Tax	9/11 - Present
	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/12 - Present
	Mellon Overseas Investment Corporation***	Assistant Treasurer – Tax	11/11 - Present
	Mellon Properties Company****	Assistant Treasurer – Tax	8/12 - Present
	Mellon Residential Funding Corporation	Assistant Treasurer – Tax	4/14 - Present
	National Residential Assets Corp.***	Assistant Treasurer – Tax	4/12 - Present
	New GSM Holding Corporation 	Assistant Treasurer – Tax	7/11 - Present
	Newton Capital Management LLC***	Assistant Treasurer – Tax	10/11 - Present
	Northern Waterworks, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	NY CRE Asset Holdings II, LLC***	Assistant Treasurer – Tax	1/12 - Present
	NY CRE Asset Holdings, LLC***	Assistant Treasurer – Tax	1/12 - Present
	One Wall Street Corporation***	Assistant Treasurer – Tax	11/11 - Present
	Pareto New York LLC++	Assistant Treasurer – Tax	11/11 - Present
	PAS Holdings LLC***	Assistant Treasurer – Tax	6/11 - Present
	Pershing Advisor Solutions LLC###	Assistant Treasurer – Tax	6/11 - Present
	Pershing Group LLC###	Assistant Treasurer – Tax	4/11 - Present
	Pershing Investments LLC***	Assistant Treasurer – Tax	2/11 - Present
	Pershing LLC###	Assistant Treasurer – Tax	4/11 - Present
	PFS Holdings, LLC***	Assistant Treasurer – Tax	1/11 - Present
	Stanwich Insurance Agency, Inc.***	Assistant Treasurer – Tax	12/11 - Present
	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	7/12 - Present
	TBCAM, LLC*	Assistant Treasurer – Tax	10/11 - Present
	Pareto New York LLC++	Assistant Treasurer – Tax	11/11 - Present
	PAS Holdings LLC***	Assistant Treasurer – Tax	6/11 - Present
	Pershing Advisor Solutions LLC###	Assistant Treasurer – Tax	6/11 - Present
	Pershing Group LLC###	Assistant Treasurer – Tax	4/11 - Present
	Pershing Investments LLC***	Assistant Treasurer – Tax	2/11 - Present
	Pershing LLC###	Assistant Treasurer – Tax	4/11 - Present
	PFS Holdings, LLC***	Assistant Treasurer – Tax	1/11 - Present
	Stanwich Insurance Agency, Inc.***	Assistant Treasurer – Tax	12/11 - Present
	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	7/12 - Present
	Technology Services Group, Inc.	Assistant Treasurer – Tax	5/11 - Present
	Tennessee Processing Center LLC 	Assistant Treasurer – Tax	9/11 - Present
	The Bank of New York Consumer Leasing Corporation***	Assistant Treasurer – Tax	5/11 - Present
	The Boston Company Asset Management, LLC*	Assistant Treasurer – Tax	6/11 - Present
	USPLP, Inc.***	Assistant Treasurer – Tax	10/11 - Present
	BNY Mellon Investment Management Holdings LLC#	Assistant Vice President –Tax	12/12 - Present
	BNY Aurora Holding Corp.***	Vice President	10/11 - Present
	Agency Brokerage Holding LLC***	Vice President – Tax	2/11 - Present
	MBSC Securities Corporation++	Vice President – Tax	2/12 - Present
Dean M. Steigauf Vice President	BNY Mellon, National Association+	Vice President	7/09 - Present
	BNY Mellon Distributors Holdings, Inc.+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Investment Servicing (US) Inc.+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Trust Company of Illinois+	Vice President – Real Estate	7/11 - Present
	BNY Mellon Trust of Delaware+	Vice President – Real Estate	7/11 - Present
	Eagle Investment Systems LLC+	Vice President – Real Estate	7/11 - Present
	Ivy Asset Management LLC+	Vice President – Real Estate	7/11 - Present
	Mellon Capital Management Corporation**	Vice President – Real Estate	7/11 - Present
	Mellon Financial Services Corporation #1+	Vice President – Real Estate	7/11 - Present
	Mellon Holdings LLC+	Vice President – Real Estate	7/11 - Present
	Mellon Investor Services LLC+	Vice President – Real Estate	7/11 - Present
	Pareto New York LLC****	Vice President – Real Estate	7/11 - Present
	SourceNet Solutions, Inc.+	Vice President – Real Estate	7/11 - Present
	Technology Services Group, Inc.+	Vice President – Real Estate	7/11 - Present
	Tennessee Processing Center LLC+	Vice President – Real Estate	7/11 - Present
	The Bank of New York Mellon Trust Company, National Association+	Vice President – Real Estate	7/11 - Present
	Alcentra US, Inc.++	Vice President – Real Estate	7/11 - Present
	BNY Mellon Capital Markets LLC++	Vice President – Real Estate	7/11 - Present
	Pershing LLC****	Vice President – Real Estate	7/11 - Present
	The Bank of New York Mellon+	Vice President	12/02 - Present

James Bitetto Secretary	The Dreyfus Family of Funds++	Vice President and Assistant Secretary	8/05 - Present

	MBSC Securities Corporation++	Assistant Secretary	6/07 - Present

	Dreyfus Service Organization, Inc.++	Secretary	8/05 - Present

*	The address of the business so indicated is One Boston Place, Boston, MA 02108.

**	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.

***	The address of the business so indicated is One Wall Street, New York, NY 10286.

****	The address of the business so indicated is 3601 N. I-10 Service Road, Suite 102, Metairie, LA 70002.

*****	The address of the business so indicated is 2 North LaSalle Street, Suite 1020, Chicago, IL 60602.

******	The address of the business so indicated is 445 Park Avenue, 12th Floor, New York, NY 10022.

+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, PA 15258.

++	The address of the business so indicated is 200 Park Avenue, New York, NY 10166.

+++	The address of the business so indicated is 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA 19462.

†	The address of the business so indicated is Two Mellon Center, Suite 329, Pittsburgh, PA 15259.

†††	The address of the business so indicated is 100 White Clay Center, Newark, DE 19711.

†††	The address of the business so indicated is 1633 Broadway, New York, NY 10019.

††††	The address of the business so indicated is 10877 Wilshire Blvd, #1550, Los Angeles, CA 90024.

†††††	The address of the business so indicated is 1735 Market Street, Philadelphia, PA 19103.

††††††	The address of the business so indicated is 10 Gresham Street, London, EC2V 7JD.

☐	The address of the business so indicated is 4 New York Plaza, New York, NY 10004.

☐☐	The address of the business so indicated is 200 Connecticut Avenue, Norwalk, CT 06854-1940.

☐☐☐	The address of the business so indicated is One Wells Avenue, Newton, MA 02459.

☐☐☐☐	The address of the business so indicated is 65 LaSalle Road, Suite 305, West Hartford, CT 06107.

☐☐☐☐☐	The address of the business so indicated is 101 Barclay Street, 3rd Floor, New York, NY 10286.

☐☐☐☐☐☐	The address of the business so indicated is 1313 Broadway Plaza, Tacoma, WA 98402.

#	The address of the business so indicated is 301 Bellevue Parkway, Wilmington, DE 19809.

##	The address of the business so indicated is 780, Third Avenue, 44th Floor, New York, NY 10017.

###	The address of the business so indicated is One Pershing Plaza, Jersey City, NJ 07399.

####	The address of the business so indicated is 601 Travis Street, 17th Floor, Houston, TX 77002.

#####	The address of the business so indicated is 1201 Louisiana, Suite 3160, Houston, TX 77002.

######	The address of the business so indicated is 760 Moore Road, King of Prussia, PA 19406-1212.

#######	The address of the business so indicated is 8400 E. Prentice Ave, Greenwood Village, CO 80111.

########	The address of the business so indicated is 1290 Avenue of the Americas, New York, NY 10104.

(b)           Business and Other Connections of Sub-Investment Adviser

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Kingsford, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Kingsford Capital or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Kingsford Capital (SEC File No. 801-73688).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Newton, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Newton or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Newton (SEC File No. 801-42114).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Owl Creek, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Owl Creek or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Owl Creek (SEC File No. 801-66113).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Sirios, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Sirios or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Sirios (SEC File No. 801-73570).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Standard Pacific, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Standard Pacific or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Standard Pacific (SEC File No. 801-49080).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Standish, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Standish or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Standish (SEC File No. 801-60527).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Three Bridges, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Three Bridges or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Three Bridges (SEC File No. 801-73041).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of TOBAM, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by TOBAM or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by TOBAM (SEC File No. 801-72248).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Union Point, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Union Point or that firm’s officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Union Point (SEC File No. 801-78234).

Item 32.	Principal Underwriters

(a)         State the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing the Registrant’s securities also acts as a principal underwriter, depositor, or investment adviser.

1.	Advantage Funds, Inc.
2.	BNY Mellon Funds Trust
3.	CitizensSelect Funds
4.	Dreyfus Appreciation Fund, Inc.
5.	Dreyfus BASIC Money Market Fund, Inc.
6.	Dreyfus Bond Funds, Inc.
7.	Dreyfus Cash Management
8.	Dreyfus Funds, Inc.
9.	The Dreyfus Fund Incorporated
10.	Dreyfus Government Cash Management Funds
11.	Dreyfus Growth and Income Fund, Inc.
12.	Dreyfus Index Funds, Inc.
13.	Dreyfus Institutional Cash Advantage Funds
14.	Dreyfus Institutional Preferred Money Market Funds
15.	Dreyfus Institutional Reserves Funds
16.	Dreyfus Intermediate Municipal Bond Fund, Inc.
17.	Dreyfus International Funds, Inc.
18.	Dreyfus Investment Funds
19.	Dreyfus Investment Grade Funds, Inc.
20.	Dreyfus Investment Portfolios
21.	The Dreyfus/Laurel Funds, Inc.
22.	The Dreyfus/Laurel Funds Trust
23.	The Dreyfus/Laurel Tax-Free Municipal Funds
24.	Dreyfus Liquid Assets, Inc.
25.	Dreyfus Manager Funds I
26.	Dreyfus Manager Funds II
27.	Dreyfus Midcap Index Fund, Inc.
28.	Dreyfus Municipal Bond Opportunity Fund
29.	Dreyfus Municipal Cash Management Plus
30.	Dreyfus Municipal Funds, Inc.
31.	Dreyfus Municipal Money Market Fund, Inc.
32.	Dreyfus New Jersey Municipal Bond Fund, Inc.
33.	Dreyfus New Jersey Municipal Money Market Fund, Inc.
34.	Dreyfus New York AMT-Free Municipal Bond Fund
35.	Dreyfus New York AMT-Free Municipal Money Market Fund
36.	Dreyfus New York Municipal Cash Management
37.	Dreyfus New York Tax Exempt Bond Fund, Inc.
38.	Dreyfus Opportunity Funds
39.	Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
40.	Dreyfus Premier GNMA Fund, Inc.
41.	Dreyfus Premier Investment Funds, Inc.
42.	Dreyfus Premier Short-Intermediate Municipal Bond Fund
43.	Dreyfus Premier Worldwide Growth Fund, Inc.
44.	Dreyfus Research Growth Fund, Inc.
45.	Dreyfus State Municipal Bond Funds
46.	Dreyfus Stock Funds
47.	Dreyfus Short Duration Bond Fund
48.	The Dreyfus Socially Responsible Growth Fund, Inc.
49.	Dreyfus Stock Index Fund, Inc.
50.	Dreyfus Tax Exempt Cash Management Funds
51.	The Dreyfus Third Century Fund, Inc.
52.	Dreyfus Treasury & Agency Cash Management
53.	Dreyfus Treasury Prime Cash Management
54.	Dreyfus U.S. Treasury Intermediate Term Fund
55.	Dreyfus U.S. Treasury Long Term Fund
56.	Dreyfus 100% U.S. Treasury Money Market Fund
57.	Dreyfus Variable Investment Fund
58.	Dreyfus Worldwide Dollar Money Market Fund, Inc.
59.	General California Municipal Money Market Fund
60.	General Government Securities Money Market Funds, Inc.
61.	General Money Market Fund, Inc.
62.	General Municipal Money Market Funds, Inc.
63.	General New York Municipal Money Market Fund
64.	Strategic Funds, Inc.

(b)

Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant

Kenneth Bradle**	Chief Executive Officer, President and Director	None

J. Charles Cardona*	Chairman of the Board	None

Robert G. Capone****	Executive Vice President	None

Sue Ann Cormack**	Executive Vice President	None

John M. Donaghey***	Executive Vice President	None

Tracy Hopkins*	Executive Vice President	None

Mark A. Keleher*****	Executive Vice President	None

William H. Maresca**	Executive Vice President	None

Timothy M. McCormick*	Executive Vice President	None

David K. Mossman***	Executive Vice President	None
Christopher D. O’Connor*	Executive Vice President	None

Irene Papadoulis**	Executive Vice President	None

Matthew Perrone**	Executive Vice President	None

Andrew Provencher*	Executive Vice President	None

Bradley J. Skapyak*	Executive Vice President	President

Bill E. Sappington*	Executive Vice President	None

Gary Pierce*	Chief Financial Officer	None

Brie A. Steingarten*	Chief Legal Officer and Secretary	None

Mercedes Katz**	Senior Vice President	None

Mary T. Lomasney****	Senior Vice President	None

Joseph W. Connolly*	Chief Compliance Officer (Investment Advisory Business)	Chief Compliance Officer

Stephen Storen*	Chief Compliance Officer	None

Katherine M. Scott	Chief Risk Officer	None

Barbara A. McCann****	Senior Vice President	None

Matthew D. Connolly*	Vice President and Anti-Money Laundering Officer	Anti-Money Laundering Compliance Officer

Maria Georgopoulos*	Vice President – Facilities Management	None

Stewart Rosen*	Vice President – Facilities Management	None

Karin L. Waldmann*	Privacy Officer	None

Charles Doumar********	Vice President – Tax	None

Timothy I. Barrett**	Vice President	None

Gina DiChiara*	Vice President	None

Jill Gill*	Vice President	None

Joanne S. Huber***	Vice President – Tax	None

Kathleen Geis******	Vice President	None

Dean M. Steigauf******	Vice President	None

Donna M. Impagliazzo**	Vice President – Compliance	None

Carla R. Wanzer*	Vice President – Compliance	None

Claudine Orloski***	Vice President – Tax	None

John Shea*	Vice President – Finance	None

Christopher A. Stallone**	Vice President	None

Susan Verbil*	Vice President – Finance	None

William Verity*	Vice President – Finance	None

James Windels******	Vice President	Treasurer

Kristofer Yrrizarry*****	Vice President	None

James Bitetto*	Assistant Secretary	Vice President and Assistant Secretary

Mary Lou Olinski***	Assistant Secretary	None

Audrey Edwards***	Assistant Secretary	None

Cristina Rice***	Assistant Secretary	None

Victor R. Siclari***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is One Mellon Bank Center, Pittsburgh, PA 15258.
****	Principal business address is One Boston Place, Boston, MA 02108.
*****	Principal business address is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.
******	Principal business address is 101 Barclay Street, New York, NY 10286.
*******	Principal business address is 2 Hanson Place, Brooklyn, NY 11217.
********	Principal business address is One Wall Street, New York, NY 10286.

Item 33.	Location of Accounts and Records

1.	The Bank of New York Mellon One Wall Street New York, New York 10286

2.	The Bank of New York Mellon One Mellon Bank Center Pittsburgh, Pennsylvania 15258

3.	BNY Mellon Investment Servicing (US), Inc. 4400 Computer Drive Westborough, MA 01581

4.	The Dreyfus Corporation 200 Park Avenue New York, New York 10166

5.	The Dreyfus Corporation 2 Hanson Place Brooklyn, New York 11217

Item 34.	Management Services

Not applicable.

Item 35.	Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of February, 2015.

DREYFUS BNY MELLON FUNDS, INC.

By:	/s/ Bradley J. Skapyak
Name: Bradley J. Skapyak
Title: President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bradley J. Skapyak*	President (Principal Executive Officer)	February 27, 2015
Bradley J. Skapyak

/s/ James Windels*	Treasurer (Principal Financial and Accounting Officer)	February 27, 2015
James Windels

/s/ Joseph S. DiMartino*	Chairman of the Board	February 27, 2015
Joseph S. DiMartino

/s/ Kenneth A. Himmel*	Board Member	February 27, 2015
Kenneth A. Himmel

/s/ Stephen J. Lockwood*	Board Member	February 27, 2015
Stephen J. Lockwood

/s/ Roslyn M. Watson*	Board Member	February 27, 2015
Roslyn M. Watson

/s/ Benaree Pratt Wiley*	Board Member	February 27, 2015
Benaree Pratt Wiley

/s/ Francine J. Bovich*	Board Member	February 27, 2015
Francine J. Bovich

By:	/s/ James Bitetto
Name: James Bitetto
Title: Attorney-in-Fact

Index of Exhibits

(p)(i)	Code of Ethics of Registrant, Dreyfus, EACM, Newton and Standish